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Exhibit 12.1

BE Aerospace, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions, except ratios)

	Quarter Ended		Fiscal Year Ended
	3/31/2008	3/31/2007	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003

Earnings:
Earnings (loss) before income taxes	$74.6	$45.8	$215.1	$90.0	$34.3	$(20.5)	$(51.5)
Fixed charges excluding captalized interest	3.4	11.6	25.0	44.0	62.1	78.9	72.7

Total Earnings	$78.0	$57.4	$240.1	$134.0	$96.4	$58.4	$21.2

Fixed Charges:
Interest expense	$2.9	$10.8	$22.3	$40.7	$57.8	$74.0	$68.6
Rental expenses representative of an interest factor	0.3	0.4	1.5	1.3	1.3	1.4	1.1
Capitalized interest	—	—	—	—	—	—	—
Amortization of deferred debt issuance costs and discount	0.2	0.4	1.2	2.0	3.0	3.5	3.0

Total Fixed Charges	$3.4	$11.6	$25.0	$44.0	$62.1	$78.9	$72.7

Ratio of earnings to total fixed charges	22.9	4.9	9.6	3.0	1.6	*	*

*
Earnings were insufficient to cover fixed charges by $20.5 million and $51.5 million for the fiscal years ended December 31, 2004 and December 31, 2003, respectively.

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  Exhibit 12.1
BE Aerospace, Inc. Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions, except ratios)